UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ENERTOPIA CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

29277Q107
(CUSIP Number)

Robert McAllister
c/o Enertopia Corp.
#205, 171 Commercial Drive, Kelowna, BC V1X 7W2
250-765-3424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29277Q107

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). ROBERT MCALLISTER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,045,000 [1]
	8.	SHARED VOTING POWER Nil
	9.	SOLE DISPOSITIVE POWER 4,045,000 [1]
	10.	SHARED DISPOSITIVE POWER Nil
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,045,000[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.17% [2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

1 Consists of beneficial ownership of an aggregate of 4,045,000 shares of common stock of the Issuer broken down as follows: (i) 3,210,000 shares of common stock held directly by Mr. McAllister, (ii) 280,000 shares of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof; (iii) 555,000 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof.

2 Calculation based on 30,154,415shares of Common Stock currently issued and outstanding, plus 835,000 shares acquirable by Mr. McAllister through exercise of warrants and options as of March 1, 2013.

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Item 1.	Security and Issuer

This Schedule 13D is being filed on behalf of Robert McAllister (the "Reporting Persons") relating to the shares of common stock, par value $0.001 ("Common Stock") of Enertopia Corporation, a corporation formed under the laws of the State of Nevada (the "Issuer"). The principal executive office of the Issuer is #205, 171 Commercial Drive, Kelowna, BC V1X 7W2.

Item 2.	Identity and Background.

(a)	Robert McAllister

(b)	The principal business addresses of the Reporting Persons is #203, 688 Lequime Drive, Kelowna, BC V1W 1A3

(c)	Mr. McAllister is the President and Director of the Issuer

(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) during the last five years.

(e)

None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McAllister is a Canadian citizen.

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Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired additional shares of common stock in a number of transactions between November 30, 2011, and March 1, 2013. In aggregate, the shareholdings are as follows:

No. of Shares	Percentage of Holdings	Beneficial Owner
4,045,000	13.17%*	Robert McAllister
4,045,000	13.17%*

Consists of beneficial ownership of an aggregate of 4,045,000 shares of common stock of the Issuer broken down as follows: (i)3,210,000 shares of common stock held directly by Mr. McAllister, (ii) 280,000 shares of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof; (iii) 555,000 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof.

Calculation based on 30,154,415shares of Common Stock currently issued and outstanding, plus 835,000 shares acquirable by Mr. McAllister through exercise of warrants and options as of March 1, 2013.

The Shares acquired since the filing of the Original 13D/A are as follows:

Date	Quantity	(A) or	Price	Amount of Securities	Direct (D) or Indirect (I)
		(D)		Beneficially Owned	Ownership
2010-09-28	2500	A	0.25	2,115,000	D
2011-01-14	325,000	A	0.01	2,440,000	D
2011-02-02	10,000	A	0.13	2,450,000	D
2011-04-05	5,000	A	0.20	2,455,000	D
2011-04-27	100,000	A	0.25	2,555,000	D
2011-05-05	5,000	A	0.14	2,560,000	D
2011-05-11	10,000	A	0.15	2,570,000	D
2011-09-12	10,000	A	0.10	2,580,000	D
2011-11-02	10,000	A	0.09	2,590,000	D
2011-11-09	10,000	A	0.08	2,600,000	D
2011-11-16	25,000	A	0.09	2,625,000	D
2011-12-05	17,000	A	0.08	2,642,000	D
2011-12-12	15,000	A	0.09	2,657,000	D
2012-02-02	10,000	A	0.10	2,667,000	D
2012-02-02	10,000	A	0.09	2,677,000	D
2012-02-05	500	A	0.10	2,677,500	D
2012-02-03	9,500	A	0.10	2,687,000	D
2012-02-29	60,000	A	0.10	2,747,000	D

CUSIP No.	29277Q107

2012-03-01	10,000	A	0.10	2,757,000	D
2012-03-02	6,000	A	0.10	2,763,000	D
2012-02-03	4,000	A	0.13	2,767,000	D
2012-03-05	5,000	A	0.13	2,772,000	D
2012-03-27	8,000	A	0.09	2,780,000	D
2012-03-27	2,000	A	0.10	2,782,000	D
2012-04-05	10,000	A	0.11	2,792,000	D
2012-04-12	25,000	A	0.10	2,817,000	D
2012-04-17	25,000	A	0.10	2,842,000	D
2012-04-17	5,000	A	0.11	2,847,000	D
2012-04-23	10,000	A	0.11	2,857,000	D
2012-05-24	10,000	A	0.10	2,867,000	D
2012-06-15	5,000	A	0.08	2,872,000	D
2012-06-22	7,000	A	0.07	2,879,000	D
2012-06-26	3,000	A	0.07	2,882,000	D
2012-07-27	200,000	A	0.05	3,082,000	D
2012-08-07	25,000	A	0.10	3,107,000	D
2012-08-24	80,000	A	0.05	3,187,000	D
2012-09-14	10,000	A	0.10	3,197,000	D
2012-09-26	13,000	A	0.09	3,210,000	D
This line left intentionally blank

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer's common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

The Reporting Persons expect to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding The Issuer or the common stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. The Reporting Persons may act independently in evaluating and effecting any such transactions.

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Except as set forth elsewhere in this Schedule 13D/A, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above

Item 5.	Interest in Securities of the Issuer

Mr. McAllister is a director and executive officer of the Issuer

(a)

Mr. McAllister has beneficial ownership of an aggregate of 4,045,000 shares of common stock of the Issuer broken down as follows: (i) 3,210,000 shares of common stock held directly by Mr. McAllister, (ii) 280,000 shares of common stock acquirable on exercise of outstanding warrants within 60 days of the date hereof; (iii) 555,000 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof.

(b)	See Item 5(a) above

(c)

Mr. McAllister received the following stock option awards from the Issuer: On October 22, 2009, from the Issuer, 100,000 stock options to buy 100,000 common shares at a price of $0.10 per share and; on December 30, 2009, from the Issuer, 200,000 stock options to buy 200,000 common shares at a price of $0.10 per share and; on February 14, 2011 from the issuer 255,000 stock options to buy 255,000 common shares at a price of $0.15 per share.

(d)	Not applicable

(e)	Not applicable

CUSIP No.	29277Q107

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced above or as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth in exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Item 7.	Material To Be Filed as Exhibits

99.1	Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 20, 2013	/s/ Robert McAllister
Signature
Robert McAllister
Name/Title